FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42701

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bley Investment Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6300 RIDGLEA PLACE, SUITE 615
(No. and Street)

FORT WORTH	TX	76116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAIGE PIERCE	817-732-2442	paige@bleyinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





FOR PUBLIC RELEASE

OATH OR AFFIRMATION

I, PAIGE PIERCE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bley Investment Group, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AIMONY ZANIN
Notary Public, State of Texas
My Comm. Exp. 05-18-2027
ID No. 13436899-5

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bley Investment Group, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2023

Bley Investment Group, Inc.
Table of Contents
To the Audited Financial Statements
For the Year Ended December 31, 2023

Table of Contents

Bley Investment Group, Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2023

TuttleBond

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Bley Investment Group, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Bley Investment Group, Inc. (the "Company") as of December 31, 2023, and the related statements of operations, stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 28, 2024

We have served as the Bley Investment Group, Inc.'s auditor since 2019.

Bley Investment Group, Inc.
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Cash	
Checking/Savings	$ 82,981
Money Market - Pershing	107,355
Total Cash	$ 190,337
Other Current Assets	
Commissions receivable	27,641
Prepaid assets	2,289
Total Other Current Assets	$ 29,930
Total Current Assets	$ 220,267
Other Assets	
Fixed Assets (net)	2,409
Deposit - Clearing	75,000
Deposit - Other	1,145
Goodwill	30,909
Deferred tax asset	283
Total Other Assets	$ 109,746
TOTAL ASSETS	$ 330,013
LIABILITIES & EQUITY	
Liabilities (all current)	
Accounts Payable	2,432
Federal income tax payable	24,645
TOTAL LIABILITIES	$ 27,077
Equity	
Common Stock	1,000
Additional Paid-in Capital	197,131
Prior Period Adjustments	(4,591)
Retained Earnings	42,055
Treasury Stock	(25,000)
Net Income	92,341
Total Equity	$ 302,936
TOTAL LIABILITIES & EQUITY	$ 330,013

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

<u>Nature of Business</u>

Bley Investment Group, Inc., (the Company) was organized in May 1990 as a Texas corporation. The Company was a wholly owned subsidiary of Bley Investment Group Holdings, Inc. until April 19, 2021, at which time The Pierce Group, LLC and Cucharale Consulting Group, LLC purchased 90% and 10%, respectively. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is 100% owned by women and is a Certified Women's Business Enterprise (WBE). The Company's customers are primarily individuals and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The Company operated under a tri-party clearing arrangement with Saxony Securities and Pershing LLC until the 4th quarter of 2022, at which time it entered into a direct agreement with Pershing, LLC. Pershing, LLC, as clearing broker-dealer, carries all accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the exemptive provision which the Company operates, a Computation for Determination of Reserve Requirement is not required.

<u>Significant Accounting Policies: Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Property and Equipment</u>

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

<u>Securities Transactions</u>
Securities transactions and the related commission revenue and expenses are recorded when all parties have fully met their obligations, as further set forth in the footnote, ASC-606 Revenue Recognition, below.

<u>Income Taxes</u>

The Company is taxed as a C-corporation and is subject to federal corporate income tax. As of December 31, 2023, open Federal tax years subject to examination include the tax years ending December 31, 2019, through December 31, 2022.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Transaction Revenue

Revenue from contracts with customers includes commissions from retail and institutional broker/dealer clients and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). The recognition and measurement of revenue is based on the assessment of individual contract terms between the customer and the clearing affiliate ("Customer Agreement"). Commissions and related clearing expenses are recorded on the trade date in an amount established in the agreement between the Company and the clearing affiliate ("Clearing Agreement"). The Company believes that the performance obligations are satisfied because that is the date that the underlying financial instrument is purchased or sold, the purchaser or seller is identified, the pricing is agreed, and the risk and rewards of ownership or dispossession has occurred and transferred. The Company also receives fees charged to the customer pursuant to terms in the in the Customer Agreement, or shares in the fees charged the customer pursuant to the terms of the Customer Agreement in an amount set forth in the Clearing Agreement, and might include, but not be limited to, shared debit interest charges, sweep credit interest earnings, dividend income from operations, and others fees ("Additional Fees"). The Company has no performance obligations to meet to earn these Additional Fees. The amount of Additional Fees is not known in advance of receipt of a statement from the clearing affiliate and are therefore recorded when a statement is received.

Investment Company Shares & Insurance-based Product Revenue

The Company receives revenue from the sale of investment company shares (mutual funds) and insurance-based products sold via subscription/application or via direct deposit by a customer into their existing investment account. The contract with the customer is set forth in the purchase agreement with terms for commissions paid by the customer established in the accompanying mutual fund or insurance product prospectus. The Company's portion of the commission paid by the customer, also referred to as a concession for mutual fund products, is established in the Selling Agreement between the Company and the mutual fund or insurance company sponsor ("Sponsor"). The amount of concession varies depending on the class of shares, the amount the client invested with the family of funds (Rights of Accumulation) or intends to invest in the family of funds (Letter of Intent). Some classes of shares sold provide for concessions to be received on an on-going basis (i.e., "Trails"). The Company has met its obligation and recognizes revenue

when the Company forwards the applications and checks to the fund Sponsor. Customers may make additional investments into their investment account without the Company's knowledge, in which case the Company is entitled to a concession or commission based on the amount of investment as set forth in the prospectus and the terms of the Selling Agreement. In such circumstances, the Company has no performance obligation to satisfy and recognizes revenue upon receipt of notification of the investment by the customer from the Sponsor.

12b-1 Fee Revenue

The Company receives 12b-1 fees from the sale of mutual funds. The amount of 12b-1 fees due to the Company is established in the Selling Agreement between the Company and the mutual fund sponsor. There is no performance obligation required to be performed by the Company to earn and recognize 12b-1 fees. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated. The Company does not know the amount of average assets under management until receipt of a statement from the mutual fund company sponsor, at which time the 12b-1 fee revenue is recognized and recorded as of the calculation date indicated on the statement.

Placement and Success Fee Revenue

The Company is entitled to placement and/or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. The Company had no placement fee or success-based fee revenue during the period being audited.

Note 2- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $238,260, which was $188,260 in excess of its net capital requirement of $50,000. The Company's ratio of aggregate indebtednessto net capital was 11.36% (.1136:1).

Note 3- Property, Furniture & Equipment

Property and equipment are carried at cost less accumulated depreciation and consists of the following:

Furniture & fixtures	$ 3,918
Office equipment	2,466
Total FF&E	$ 6,384
Accumulated Depreciation	(3,975)
Total FF&E (net of depreciation)	$ 2,409

Depreciation expense for the year was $493 and is reflected in the accompanying statement of income as other expenses.

Note 4 – Cash and Cash Equivalents

The Company considers Cash to include cash in banks and cash equivalents, such as money market securities held in accounts at clearing affiliates. Cash equivalents represent money market funds or short-term investments with original maturities of three months or less from the date of purchase, except for those amounts that are held in the investment portfolio which are invested for long-term purposes. Cash equivalents at December 31, 2023, include $190,337, in bank held money markets in our clearing affiliate accounts.

Note 5- Goodwill

On November 12, 2021, Bley Investment Group, Inc. acquired the book of business of Indiana Securities, LLC for $45,000, which is recorded as Goodwill. A 2023 review indicated no required impairment charges; however, during the year a refund was provided that reduced goodwill to $30,909.

Note 6- Income Taxes

For the year-ended December 31, 2023, the Company recorded current federal income taxes payable of $24,172 and deferred federal income tax asset of $283. The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the effect of cash method versus accrual method of accounting for tax purposes. The Company's net deferred tax asset of $283 results from adjustments related to the cash basis method of accounting and accelerated depreciation used for tax purposes.

Note 7- Prior Period Adjustment - Income Taxes

For the year-ended December 31, 2023, the Company made a prior period adjustment due to an adjustment due to a prior year purchase which created goodwill on its balance sheet. In 2023, the Company received a partial refund for the purchase price, which reduced retained earnings to the amount of $4,591. This amount is reflected as Prior Period Adjustment in the equity section of the Statement of Financial Condition, Statement of Cash Flows, and Statement of Changes in Ownership Equity.

Note 8- Lease Agreement

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update No. 2016-02, which requires lessors to classify leases as sales-type, direct financing, or operating lease. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for transition to Topic 842; ASU No. 2018-10, Codification improvements to Topic 842; and ASU No. 2018-11, Targeted Improvements. The new standard is effective for the Company on January 1, 2022, with early adoption permitted. The Company adopted the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity

chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. The Company adopted the new standard on January 1, 2022, and uses this as the effective date as our date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2022. The new standard provides several optional practical expedients in transition. The Company expects to elect the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us.

The Company continues to evaluate certain aspects of the new standard and does not expect the new standard to have a material effect on the financial statements or have a significant change in leasing activities.

The Company entered into one year lease agreement on December 01, 2020, which became month-to-month as of expiration on November 30, 2021, for the facilities occupied by the Company. Rent expense for the year was $27,023 (which includes additional rental and proportionate share of operating expenses payable under the terms of the lease agreement) and is reflected in the accompanying statement of income as "Occupancy and equipment costs".

Note 9- Commitments & Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. If such action were to occur and would be expected to be settled against the favor of the Company, the Company would record the expected cost of such event on its financial statements.

Note 10- Concentration Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all accounts of customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Company maintains a clearing deposit with its clearing broker-dealer totaling $75,000, or approximately 37% of its liquid assets, which the clearing broker-dealer has the right to offset in the event of customer's failure to meet their obligation if the undoing of such transaction were to result in a loss.

At various times during the year, the Company could maintain cash balances in an amount that exceeds federally insured limits. At December 31, 2023, the Company had no uninsured cash balances.

One registered securities representative of the Company generated approximately 90% of the Company's revenue for the 2023 calendar year, as such, the Company's viability is dependent upon the owner/representative.

Note 11- Related-Party Transactions

The Company currently leases an automobile from one of the owners. The lease is month-to-month and can be terminated at any time and is therefore not a capitalized operating lease. For the period through 2023, the Company paid $1,771 to lease the automobile.

Note 12- Retirement Plan

The Company adopted a SIMPLE IRA (Plan) effective in 1997. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $2,000 for the year ended December 31, 2023, which are included in compensation and related costs in the accompanying statement of income.

Note 13- Subsequent Events

The Company evaluated subsequent events through the date the financial statement was issued. There were no subsequent events identified by the Company that should be disclosed in the notes to the financial statements available to be issued.